UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clearwater Paper Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEARWATER PAPER CORPORATION

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

CLEARWATER PAPER HOURLY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

CLEARWATER PAPER HOURLY 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the Clearwater Paper Hourly 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper Hourly 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 17, 2010

CLEARWATER PAPER HOURLY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Cash and cash equivalents	$—	11,824
Investments, at fair value	168,411,574	110,644,799
Employer contribution receivable	16,297	30,903

Net assets available for benefits, at fair value	168,427,871	110,687,526
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,544,960)	2,372,740

Net assets available for benefits	$165,882,911	113,060,266

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Interest income	$1,677,769	3,253,758
Dividend income	2,557,167	4,105,994
Net appreciation (depreciation) of fair value investments	44,809,309	(45,633,204)

Net investment income (loss)	49,044,245	(38,273,452)

Contributions:
Employee	7,194,706	8,664,062
Rollover	187,976	214,300
Employer	3,525,430	3,796,897

Total contributions	10,908,112	12,675,259

Distributions to participants	6,435,588	14,323,604
Loan and administrative fees	106,466	95,582

Net increase (decrease) prior to transfers	53,410,303	(40,017,379)
Net transfers to other plans	(587,658)	(878,304)
Transfer of plan assets to Potlatch Hourly 401(k) Plan	—	(37,019,769)

Net increase (decrease)	52,822,645	(77,915,452)
Net assets available for benefits:
Beginning of year	113,060,266	190,975,718

End of year	$165,882,911	113,060,266

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following description of the Clearwater Paper Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Sponsor, Administration and Spin-Off

Clearwater Paper Corporation (Clearwater Paper, or the Company), formerly known as Potlatch Forest Products Corporation, sponsors the Plan. On December 16, 2008, Potlatch Corporation (Potlatch) distributed 100% of the issued and outstanding shares of Clearwater Paper common stock to the holders of record of Potlatch common stock as of the close of business on December 9, 2008, in a tax-free spin-off (the Spin-off). Each Potlatch stockholder received one share of Clearwater Paper common stock for every 3.5 shares of Potlatch common stock held on the record date.

Effective as of December 17, 2008, the participant account balances and assets related to Potlatch were transferred to the Potlatch Hourly 401(k) Plan. The value of the distribution of Clearwater Paper stock associated with the Spin-off and received by the Plan on December 16, 2008, was approximately $6.8 million and is recorded within “net depreciation of fair value investments” in the 2008 accompanying statement of changes. The portion of this distribution related to participants of the Potlatch Hourly 401(k) Plan was transferred to that plan on or about December 17, 2008.

Effective December 16, 2008, the Plan became administered by the Clearwater Paper Benefits Committee, replacing the Potlatch Forest Products Corporation Administrative Committee (collectively, the Committee). Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions

Full-time regular hourly employees (as defined in the Plan) are eligible for participation in the Plan the first day of the month following 90 days of service (as defined in the Plan) with the exception of hourly employees at the Company’s converting facility in Elwood, Illinois, who are eligible the first day of the month following 60 days of service.

The Plan provides that each eligible hourly employee may elect a participating contribution equal to any whole percentage of monthly earnings (as defined in the Plan), up to 25%, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit. Participants may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Hourly employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless he or she elects otherwise. This deferral percentage is increased by 1% annually until the percentage reaches 6% unless the participant elects otherwise.

Employer contributions are negotiated with each of the employer groups. For the Company’s Pulp and Paperboard division and Consumer Products division union employees in Lewiston, Idaho, the employees at these sites with 90 days of service (as defined in the Plan) are entitled to receive an employer contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. This employer contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s contribution is tracked separately from other Plan contributions and no loans or hardship withdrawals may be made from such funds.

Hourly employees at the Company’s converting facility in Elwood, Illinois with 60 days of service (as defined in the Plan) are entitled to receive a base company contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. This contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such funds. Participants, at their discretion, direct the employer and employee contributions into the available investment options under the Plan.

For the Company’s remaining participating units, the Company makes matching contributions to the Plan equal to the matching rate (if any) specified in the appendix of the Plan applicable to the participant’s participating unit.

All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

(e)	Investment Options

Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds and common collective trusts. Effective October 1, 2008, the Committee approved changes to the funds offered under the Plan, including the addition of certain registered investment company funds and target retirement date funds to replace certain other registered investment company funds. Prior to the Spin-off, participants could also invest their account balances into the Potlatch Stock Fund. As a result of the Spin-off, the Clearwater Paper Stock Fund was established under the Plan.

With the exception of the Potlatch Stock Fund, participants may change their investment elections and make transfers between investment options daily, subject to restrictions imposed by the registered investment companies and under the Plan. Existing balances in the Potlatch Stock Fund

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

subsequent to the Spin-off may be maintained by participants in the Plan and balances can be reallocated to other investment options available under the Plan, however, no new contributions or transfers to the Potlatch Stock Fund are allowed.

Effective October 1, 2008, the accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the assumed retirement age under the Plan. Prior to October 1, 2008, the default fund was the George Putnam Fund of Boston.

Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures

A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	20.0
2 but less than 3	40.0
3 but less than 4	60.0
4 but less than 5	80.0
5 or more	100.0

A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching and base company contributions, if any, not vested will be forfeited when the participant’s employment terminates.

As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during the year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2009 and 2008, unallocated forfeitures totaled approximately $36,600 and $7,700, respectively. During 2009 and 2008, forfeitures totaling approximately $5,600 and $95,200, respectively, were used to pay administrative expenses and reduce employer contributions.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(g)	Participant Loans

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for loans outstanding during the one year preceding the new loan) as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Loans outstanding at December 31, 2009 bear interest at various rates ranging from 3.25% to 9.50% and mature at various times through August 2024.

(h)	Distributions and Benefits

On termination of employment, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $5,000 or less, he or she is generally not permitted to maintain an account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to a Putnam Automatic Rollover IRA, unless the participant elects otherwise.

•

A terminated participant with vested benefits of $1,000 or less will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless he or she elects otherwise.

Participants are permitted to make hardship withdrawals while still employed by the Company under certain conditions specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a withdrawal.

(i)	Plan and Administrative Fees

Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees, fees associated with processing of qualified domestic relations orders and certain trustee and recordkeeper expenses are paid by the affected participant.

(j)	Party in Interest and Related-Party Transactions

Certain plan investments are managed by a subsidiary of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(k)	Net Transfers from Other Plans

Net transfers from other plans represent the net amount of participant account balances transferred during the year to the Plan from other plans sponsored by the Company as a result of the participants changing employment status within the Company.

(l)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(a)	Investment Valuation

As described in Financial Accounting Standards Board (FASB) guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in guaranteed investment contracts (GICs). As required by the FASB guidance, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The GICs are fully benefit responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield and crediting interest rate for that fund were approximately 2.95% and 3.83%, respectively, at December 31, 2009 and 4.63% and 4.16%, respectively, at December 31, 2008.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

As of December 31, 2009, there are no reserves against credit value for credit risk of the contract issuer. There are certain limited events that may limit the ability of the Trust to transact at contract value related to employer initiated transaction provisions. Due to the size of the Stable Value Fund, it is highly unlikely that any event would occur that would limit the fund’s ability to transact at contract value.

Investments in shares of the Potlatch and Clearwater Paper Stock Funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in the Putnam S&P 500 Index Fund, a common and collective trust, are stated at fair value based on the quoted value of the underlying investments and are expressed in units. Participant loans are recorded at fair value.

(b)	Income Recognition

Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(c)	Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

(3)	Investments

The value of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2009 and 2008 were as follows:

	2009		2008
Putnam Stable Value Fund	$61,167,571		35,084,463
Potlatch Stock Fund	23,905,713		27,999,070
Clearwater Paper Stock Fund	19,075,762		3,169,125	*
Mainstay Large Cap Growth Fund	8,086,422	*	5,674,991
Participant loans	7,685,937	*	7,313,568

	119,921,405		79,241,217
Other investments	48,490,169		31,403,582

	$168,411,574		110,644,799

*	Represents less than 5% of Plan’s investments.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

During the years ended December 31, 2009 and 2008, the Plan’s investments appreciated (depreciated) (including gains and losses on investments sold during the year and the change in unrealized gains and losses at the end of the year) as follows:

	2009	2008
Potlatch Stock Fund	$5,045,587	(13,427,329)
Clearwater Paper Stock Fund	26,396,306	(2,803,612)
Common and collective trusts	788,534	(2,213,774)
Registered investment company funds	12,578,882	(27,188,489)

	$44,809,309	(45,633,204)

(4)	Fair Value Measurements

Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•	Registered investment company funds and company stock: Valued at quoted market prices, which are the net asset value (NAV) of shares held by the Plan at year end.

•	Participant loans: Valued at fair value based on the present value of cash flows discounted using the borrowing rate as of the financial statement date.

•

Common and collective trusts: Investments in common commingled trust funds are recorded at fair value and adjusted to contract value for the Putnam Stable Value Fund and are recorded at fair value for the Putnam S&P 500 Index Fund. See note 2, “Summary of Significant Accounting Policies,” for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Growth funds	$23,784,070	—	—	23,784,070
Value funds	14,539,103	—	—	14,539,103
Income funds	6,677,169	—	—	6,677,169
Target retirement funds	6,489,647	—	—	6,489,647
Index funds	1,164,198	—	—	1,164,198
Common stock	42,981,475	—	—	42,981,475
Common/collective trust funds
Stable value fund	—	61,167,571	—	61,167,571
Index fund	—	3,706,049	—	3,706,049
Cash pending account	216,355	—	—	216,355
Participant loans	—	—	7,685,937	7,685,937

Total investments at fair value	$95,852,017	64,873,620	7,685,937	168,411,574

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Growth funds	$15,699,818	—	—	15,699,818
Value funds	9,902,355	—	—	9,902,355
Income funds	4,999,570	—	—	4,999,570
Target retirement funds	3,017,054	—	—	3,017,054
Index funds	361,624	—	—	361,624
Common stock	31,168,195	—	—	31,168,195
Common/collective trust funds
Stable value fund	—	35,084,463	—	35,084,463
Index fund	—	2,936,233	—	2,936,233
Cash pending account	161,919	—	—	161,919
Participant loans	—	—	7,313,568	7,313,568

Total investments at fair value	$65,310,535	38,020,696	7,313,568	110,644,799

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31:

	2009	2008
Balance, beginning of year	$7,313,568	9,621,384
Issuances, repayments and settlements, net	372,369	(2,307,816)

Balance, end of year	$7,685,937	7,313,568

(5)	Investment Risk

The Plan investments include shares of registered investment company funds, common and collective trusts, and common stock in the form of the Clearwater Paper Stock Fund. Common stock investments are also held in the Potlatch Stock Fund, although no new contributions or transfers into this fund are permitted after the Spin-off. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since that date, management believes that the Plan is designed and continues to operate in material compliance with the IRC.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(7)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$165,882,911	113,060,266
Loans in deemed distributed status	(245,735)	—
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	2,544,960	(2,372,740)

Net assets available for benefits per the Form 5500	$168,182,136	110,687,526

The following is a reconciliation of the net increase (decrease) in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Net increase (decrease) in net assets available for benefits prior to transfers per the financial statements	$53,410,303	(40,017,379)
Change in deemed distributed loans	(245,735)	—
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,372,740	(1,125,804)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,544,960	(2,372,740)

Total net income (loss) per the Form 5500	$58,082,268	(43,515,923)

Schedule I

CLEARWATER PAPER HOURLY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
		Shares of registered investment company funds:
	Mainstay Funds	Mainstay Large Cap Growth Fund	$8,086,422
	Dodge & Cox Funds	Dodge & Cox Stock Fund	7,102,387
	Artisan Funds	Artisan Mid-Cap Fund	6,369,521
	PIMCO Funds	PIMCO Total Return Fund	5,942,618
	Artisan Funds	Artisan Mid-Cap Value Fund	4,374,943
	Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	3,500,795
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	3,365,615
	Dodge & Cox Funds	Dodge & Cox International Fund	3,061,773
	Artisan Funds	Artisan International Fund	2,461,717
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	1,844,865
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	1,167,182
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	962,023
	Vanguard Funds	Vanguard Total Bond Market Index Fund	734,551
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	637,507
	Vanguard Funds	Vanguard Extended Market Index Fund	612,841
	Vanguard Funds	Vanguard International Index Fund	551,357
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	451,008
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	436,358
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	370,922
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	223,083
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	191,376
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	182,418
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	18,980
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	3,925

		Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund	61,167,571
	Putnam Investments	Putnam S&P 500 Index Fund	3,706,049

		Common stock:
	Potlatch Corporation	Potlatch Stock Fund	23,905,713
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	19,075,762

*	Mercer Trust	Interest bearing cash account	216,355

*	Plan participants	Participant loans with interest from 3.25% to 9.50% and mature at various times through August 2024	7,685,937

		Total investments	$168,411,574

*	Represents a party-in-interest at December 31, 2009.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper Hourly 401(k) Plan

By:	/S/ LINDA K. MASSMAN
Linda K. Massman Chair of the Clearwater Paper Benefits Committee

Date: June 18, 2010

CLEARWATER PAPER HOURLY 401(K) PLAN

Exhibit Index

Exhibit
Consent of Independent Registered Public Accounting Firm	(23)